Exhibit 99.2

Horton Capital Partners, LLC 1717 Arch Street, Suite 3920 Philadelphia, PA 19103	MAPLEWOOD PARTNERS, LLC 555. E. Lancaster Avenue, Suite 520 Radnor, PA 19087

February __, 2018

_________________

_________________

_________________

Re: Safeguard Scientifics, Inc.

Dear ______________:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Safeguard Scientifics, Inc. (the “Company”) in connection with the proxy solicitation that Horton Capital Partners, LLC, Maplewood Partners, LLC and their respective affiliates, including Horton Capital Partners Fund, LP and Sierra Capital Investments, LP (collectively, the “Sierra Group”), is considering undertaking to nominate and elect directors at the Company’s 2018 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Sierra Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders. This letter (“Agreement”) will set forth the terms of our agreement.

The members of the Sierra Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Sierra Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Sierra Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Sierra Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Sierra Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, you shall select counsel to represent you, which such counsel shall be reasonably acceptable to the Sierra Group. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Sierra Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Sierra Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Sierra Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Sierra Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Sierra Group so that the Sierra Group or any member thereof may seek a protective order or other appropriate remedy or, in the Sierra Group’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Sierra Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Sierra Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Sierra Group and, upon the request of a representative of the Sierra Group, all such information shall be returned or, at the Sierra Group’s option, destroyed by you, with such destruction confirmed by you to the Sierra Group in writing. Notwithstanding the foregoing, you shall not be required to delete Information from electronic archival systems and you may retain copies of Information as required to comply with, or evidence compliance with, laws or regulations applicable to you or registered investment advisors with which you are associated, and you may retain copies of l Information in accordance with the information retention policies of you or registered investment advisors with which you are associated.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

Horton Capital Partners, LLC

By:
Name:	Joseph M. Manko, Jr.
Title:	Managing Member

MAPLEWOOD PARTNERS, LLC

By:
Name:	Darren C. Wallis
Title:	Managing Member

ACCEPTED AND AGREED:

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